HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL	804 • 788 • 8200
FAX	804 • 788 • 8218

FILE NO: 68139.1004

November 20, 2009

VIA FACSIMILE

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Registration Statement on Form S-11 (No. 333-160562)

Dear Mr. Kluck:

Reference is made to Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-11 filed by Ellington Financial LLC (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 20, 2009. Reference is also made to that certain letter, dated November 20, 2009, from Daniel M. LeBey of Hunton & Williams LLP to you, which letter responded to certain comments of the staff of the Commission’s Division of Corporation Finance set forth in a letter, dated November 13, 2009 (the “Comment Letter “), from you to Laurence Penn of the Company. In the Company’s response to Staff comment 3 of the Comment Letter, we agreed to provide supplementally to the Commission a copy of each of the legality and tax opinions of our firm to be filed as Exhibits 5.1 and 8.1, respectively, to the Company’s Registration Statement. In connection therewith, please find attached as (i) Exhibit A the form of opinion of Hunton & Williams LLP opining as to the validity of the securities being registered by the Registration Statement and (ii) Exhibit B the form of opinion of Hunton & Williams LLP opining as to certain tax matters. We intend to file these opinions with the Commission in a subsequent pre-effective amendment to the Registration Statement.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-787-8193 or Daniel M. LeBey at 804-788-7366.

Very truly yours,

/s/ Ashton J. Harris

Ashton J. Harris

Mr.	Thomas Kluck

November 20, 2009

cc:	Yolanda Crittendon
Cicely LaMothe
Duc Dang
Rochelle Plesset
Laurence Penn
Eric Bothwell
S. Gregory Cope
Valerie Ford Jacob
Paul D. Tropp
Charles Cotter

Attachment

Exhibit A

Opinion of Hunton & Williams LLP Opining as to the Validity of the Securities

Exhibit B

Opinion of Hunton & Williams LLP Opining as to Certain Tax Matters